February 4, 2025

Matthew Osberg
Chief Financial Officer
Apogee Enterprises, Inc.
4400 West 78th Street
Suite 520
Minneapolis, Minnesota 55435

       Re: Apogee Enterprises, Inc.
           Form 10-K for the fiscal year ended March 3, 2024
           Filed April 26, 2024
           File No. 000-06365
Dear Matthew Osberg:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing